

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 13, 2010

Via U.S. Mail and Fax (888.888.9115)
Gregory S. Ayers
Principal Financial and Accounting Officer
inContact, Inc.
7730 South Union Park Avenue
Suite 500
Midvale, UT 84047

   Re: inContact, Inc.
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 12, 2010
     Form 10-Q for the fiscal quarter ended March 31, 2010
     File No. 001-33762

Dear Mr. Ayers:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Celeste Murphy

        for Larry Spirgel
        Assistant Director